Filed pursuant to Rule 433
Registration Statement No. 333-186477

MEMBERS® Zone Annuity

CONFIDENCE, WITH POTENTIAL AND PROTECTION

CUNA MUTUAL GROUP

MEMBERS Life Insurance Company

MEMBERS Insurance & Investments

Move confidently into the future™

10-03559

REV 0/13

A financial services company serving financial institutions and their clients worldwide.

It is important to know that you have financial strength and professional experience behind your annuity.	MEMBERS® Zone Annuity is underwritten by MEMBERS Life Insurance Company, a subsidiary of CMFG Life Insurance Company (CMFG Life) and a member of the CUNA Mutual Group. CMFG Life is a leading provider of financial services to financial institutions and their valued customers worldwide. With more than 75 years of true market commitment, the CMFG Life vision is unwavering: to be a trusted business partner who delivers service excellence with customer-focused products and market-driven insight. As of December 31, 2012, financial records of CMFG Life, a Fortune 1000 company, indicated $17.3 billion in assets, $14.9 billion in liabilities and $2.4 billion in policyowner surplus.

MEMBERS Life Insurance Company is rated A (Excellent), third-highest rating out of 16, by A.M. Best as of January, 2013. Ratings refer to the company’s overall financial strength; they are not a recommendation of specific contract provisions, rates or practices. Guarantees are based on the claims-paying ability of MEMBERS Life Insurance Company and do not extend to the performance of investment accounts, which can fluctuate with changes in market conditions.

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Index-linked returns with confidence.

Building assets. Saving for retirement. You want to grow your dollars so they can help provide for your future. For many, the way to do that is to invest in the market. The stock market offers you the opportunity for attractive returns, but investing in the market also means risk. The chance for strong market gains brings with it the chance for big market losses.

To avoid those losses, some place their savings in fixed rate investments. But in today’s low rate environment, taking no risk probably means getting little in return. The ideal solution could be one that combines both upside potential and downside protection - and lets you choose your comfort zone.

The MEMBERS Zone Annuity is an insurance contract that offers both index-linked returns and a limit on market losses. Your dollars are allocated between two accounts, each linked to a market index but each with its own range of possible investment performance. By blending your allocation to the two accounts, you help control your potential market risk and reward. And you can reallocate between accounts each year and personalize your annuity to fit your lifestyle and future outlook.

Set your zone
With the MEMBERS Zone Annuity you set your own “risk/reward zone” - your upside potential and the level of protection you’re comfortable with on the downside. These upside and downside limits of your zone are connected. Greater possible gains means greater possible losses. Nerves of steel? Widen your zone. Want to play it safe? Narrow it. The decision is yours.

Your index period
Your annuity offers three index periods - 5, 7 or 10 years. You select the one that’s most appropriate for your investment goals. In general, longer terms have higher earnings potential. Your representative can provide you with the current rates for the three index periods.

CONFIDENCE, WITH POTENTIAL AND PROTECTION   3

Your choice of potential and protection.

By providing both upside potential and some protection on the downside, the MEMBERS Zone Annuity offers you index-linked gains with the opportunity for higher earnings, while still limiting your exposure to loss.

Your annuity receives interest linked to the performance of the Standard & Poor’s 500 Index (S&P 500).[1] The S&P 500 tracks changes in market value for 500 major U.S. companies, and is generally considered representative of the overall stock market. By linking to the S&P 500 you have the potential to outperform other fixed rate products.

Define your comfort zone
Your annuity offers the flexibility to allocate your purchase payment between two accounts, each linked to the S&P 500, but each with its own range of possible investment performance.

The Secure Account has a declared rate cap and a 0% rate floor. Credited interest on dollars in the Secure Account can never be less than 0% or more than the current cap. If the S&P 500 experiences a loss in a given year, the value in the Secure Account is protected. Dollars invested in this account are safe from market downturns and receive modest growth potential.

The Growth Account has a higher declared rate cap and a -10% rate floor. In times of strong market performance, dollars in the Growth Account can receive higher index interest, but are also subject to market risk of -10%. Dollars invested in this account can experience limited losses if the market is down, but when the market is up these dollars have more room to grow.

Account allocation
Your blend between the Secure and Growth Accounts determines the upside potential and downside limit of your annuity’s zone. You can place all your dollars in one account or divide between the two. Allocating 100% to the Growth Account takes full advantage of your contract’s upside potential, while 100% to the Secure Account protects you from market loss.

Annual reallocation and automatic rebalancing
You can reallocate between accounts at any time, with your new allocation effective on your next contract anniversary. If you do not change your allocations, the amounts in each account are automatically rebalanced each anniversary based on the percentages you’ve selected.

[1]	The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI"), and has been licensed for use by CMFG Life Insurance Company, the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. The MEMBERS Zone Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index.

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How is interest credited?

Your MEMBERS Zone Annuity value can grow based on interest credited to your two accounts. Here’s how it works:

Index interest on the accounts
During your index period, the interest rate on your annuity is based on the annual performance of the S&P 500.

•	If the S&P 500 goes up, you are credited the percentage increase, up to each account’s rate cap. That interest is added to the balance and each account’s value is then eligible for interest the following year. So, you have the potential for compound interest.

•	If the S&P 500 goes down, any value you have in the Growth Account may also decline, but by no more than the account’s rate floor. Any value in the Secure Account (because of its 0% rate floor) remains the same.

CONFIDENCE, WITH POTENTIAL AND PROTECTION   5

Personalized market participation.

With the MEMBERS Zone Annuity, you have the potential to benefit in times of good market performance and limit losses in times of poor performance. During the 5, 7 or 10 years of your index period, you participate in gains linked to the market index, but you limit the downside risk of any large market losses.

An increasing 10-year period for the S&P 500 Growth Account: 13% cap, -10% floor Secure Account: 3% cap, 0% floor

	S&P 500	Credited	Contract
Year	Return	Rate	Value
0			$100,000
1	12.31%	7.50%	$107,500
2	14.24%	8.00%	$116,100
3	13.48%	8.00%	$125,388
4	-7.06%	-3.53%	$120,999
5	20.68%	8.00%	$130,679
6	12.46%	7.73%	$140,480
7	9.93%	6.47%	$149,612
8	17.90%	8.00%	$161,580
9	29.42%	8.00%	$174,507
10	-6.21%	-3.11%	$169,272

A stable 7-year period for the S&P 500 Growth Account: 11% cap, -10% floor Secure Account: 2% cap, 0% floor

	S&P 500	Credited	Contract
Year	Return	Rate	Value
0			$100,000
1	-17.46%	-5.00%	$95,000
2	12.77%	6.50%	$101,175
3	8.41%	5.20%	$106,441
4	11.63%	6.50%	$113,358
5	-16.77%	-5.00%	$107,690
6	-20.29%	-5.00%	$102,305
7	31.02%	6.50%	$108,955

A declining 5-year period for the S&P 500 Growth Account: 10% cap, -10% floor Secure Account: 1% cap, 0% floor

	S&P 500	Credited	Contract
Year	Return	Rate	Value

0			$100,000
1	8.97%	4.99%	$104,986
2	-2.04%	-1.02%	$103,915
3	-17.26%	-5.00%	$98,720
4	-24.29%	-5.00%	$93,784
5	32.19%	5.50%	$98,492
These hypothetical examples indicate the value a MEMBERS Zone Annuity would have generated based on hypothetical changes of the S&P 500 Index and rate caps. They assume a $100,000 purchase payment, with 50% allocated to the Growth Account and 50% allocated to the Secure Account. You may not invest directly in an index. Rate caps vary by index period and can be adjusted annually on contract anniversary. These examples do not represent any specific annuity and may not be used to project or predict investment results. Charts do not show the effect of taxes.

Understanding rate caps and floors

The rate cap: This is the maximum rate you can earn each year on dollars in each account. By company practice, caps are determined based on current market conditions, as well as your issue date and chosen index period of 5, 7 or 10 years.

The rate floor: This is the maximum loss you can experience each year on dollars in each account. The rate floor for the Secure Account is always 0%. The rate floor for the Growth Account is always -10%.

Can the caps or floors change? Rate caps are declared and guaranteed each year on the contract anniversary. They can be adjusted annually and are subject to change. Under stable market conditions, the company strives to maintain the same rate caps from year to year throughout your index period.

Rate floors for each account remain the same for the life of your contract. They can never change.

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Planning for your future.

The MEMBERS Zone Annuity allows you to receive performance linked to a market index, with the confidence of a limit on any future losses you might experience.

Your retirement plan
Investing in the stock market isn’t for everyone, but participating in returns linked to a stock market index could play an important role in your retirement plan. The upside potential and underlying limits of a MEMBERS Zone Annuity may be an ideal choice for a portion of your retirement savings, including:

•	Savings you can’t afford to see drop substantially in value. You’ve worked hard to save for retirement and if those dollars disappeared because of a dramatic market decline, you might have to consider retiring later, accepting a lower standard of living or working during your retirement.

•	Money you’d like to see earn index-linked returns. You want the potential to earn more than traditional fixed rate investments.

•	Money you don’t need during the 5-, 7- or 10-year term you choose. You have other funds available to cover liguidity needs during the index period of your annuity contract.

•	Dollars you want to see grow tax deferred.[1] You want to control when you’re taxed on interest earnings, and earnings in your annuity are not taxed until you receive money from the contract.

•	Money you may want to turn into a guaranteed lifetime income. You’d like the flexibility to choose from a wide range of guaranteed payout options should you need retirement income down the road.

After your index period
At the end of your chosen index period, all contract value is automatically allocated to the Secure Account, and the Growth Account is no longer available. Index interest on the Secure Account continues to be credited on anniversary based on the performance of the S&P 500. Based on your needs at the end of the index period, you may choose to:

•	Continue your contract.

•	Purchase a new MEMBERS Zone Annuity, if available, at current rates.[2]

•	Convert your value into a guaranteed income stream.

•	End your contract and receive your funds in a lump sum.[3]

[1]	There are no additional tax benefits when the MEMBERS Zone Annuity is purchased as a tax-qualified plan. Annuities should be purchased as a qualified plan for features other than tax deferral.
[2]	Purchase of a new annuity would begin a new surrender charge period.
[3]	Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty.

CONFIDENCE, WITH POTENTIAL AND PROTECTION   7

Access to your money.

The MEMBERS Zone Annuity is a long-term insurance product with benefits best realized when held to the end of the chosen index period (5, 7 or 10 years). Surrender charges may apply to withdrawals during the index period. However, there are a number of ways to access a portion of your money without paying surrender charges.

Withdrawals After one year, you can withdraw up to 10% of the prior anniversary’s contract value annually, without penalty.[1] The minimum value remaining in the contract must be at least $5,000.

Total access in certain times of need[2] You have total access to all contract values without charges or adjustments if:
• You are confined to a nursing home or hospital for 180 consecutive days (90 days for nursing home and 30 days for hospital in Pennsylvania) after issue.
• You are diagnosed as terminally ill with a life expectancy of less than one year.

Surrender charges
Withdrawals in excess of 10% will be assessed surrender charges corresponding with the index period of your contract (see tables below). Since index interest is credited on contract anniversary and at the time of any withdrawal, the timing of a withdrawal may have a negative effect on your contract value. Consult your representative regarding the implications of any early withdrawals.

Market value adjustment
A market value adjustment (MVA) will be applied to amounts withdrawn above the annual 10% free withdrawal amount and prior to surrender charges. The adjustment will either increase or decrease the annuity’s value, depending on how interest rates have changed since the contract was issued. The MVA does not apply after the end of the index period.

You pay no fees or expenses There are no contract fees, administrative fees or up-front charges to pay when you invest in a MEMBERS Zone Annuity. All payments go to work for you immediately.

[1]	Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your representative and tax professional for advice regarding any early withdrawals.
[2]	May not be available in all states.

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Take advantage of tax deferral and compounding interest.

Taxes can have a tremendous effect on the growth of your retirement assets.[1] The MEMBERS Zone Annuity has the potential to accumulate faster than a taxable investment earning similar rates of return. That’s because as the interest compounds, you don’t pay any current income taxes.

Tax deferral allows you to postpone the tax due until you take a partial withdrawal from your account or begin the annuity’s income payout period (annuitization). And at that time, probably during your retirement, you may be in a lower tax bracket.

Your annuity has the potential to grow faster because you have the opportunity to earn interest on:

•	The principal amount invested	This chart shows the benefits of tax deferral and compounding interest on an investment of $100,000 over a period of 25 years. The comparison is between a tax-deferred annuity and a fully taxable investment. For both the tax-deferred annuity and the fully taxable account, this hypothetical example assumes interest credited of 4% each year and a federal tax rate of 25%.[2]

•	The money normally needed to pay taxes on the interest

•	Interest already credited to your contract

Power of tax-deferred savings

Year	Tax-Deferred Annuity	Fully Taxable Account	Tax-Deferred Advantage

5	$121,665	$115,927	$5,738

10	$148,024	$134,392	$13,632

15	$180,094	$155,797	$24,297

20	$219,112	$180,611	$38,501

25	$266,583	$209,378	$57,205

[1]	This brochure provides a brief description of tax topics for annuities and is not intended to provide tax advice. For tax or legal advice, contact a licensed professional.
[2]	Remember that tax rates and tax brackets are subject to change and may not remain the same over extended time periods. Be aware that lower tax rates on capital gains and dividends could make the investment return for a fully taxable investment more favorable, thereby reducing the difference in performance between the accounts shown.

CONFIDENCE, WITH POTENTIAL AND PROTECTION   9

Protection before starting income.

The MEMBERS Zone Annuity provides for your family and loved ones. In the event of the owner’s death prior to starting annuity income, the entire value goes directly to the named beneficiary, with no surrender charge or market value adjustment. Although the beneficiary’s payment may be subject to taxation, annuity payments can avoid the costs and delays of probate.

Guarantee your retirement income.

When you’re ready to begin receiving retirement income from your annuity, you have flexible annuitization options. Annuitization means turning your accumulated retirement savings directly into a stream of income payments. These payments can begin as soon as two years after issue (one year in Florida). You can choose from a wide range of payment options[1] to help meet your retirement goals.

Fixed Installment Income
Offers you fixed guaranteed income payments for a selected number of years. Payments can be made monthly, quarterly, semi-annually or annually.

Fixed Life Income
Payments are fixed and guaranteed for your lifetime (single), or the lifetime of both you and another individual (joint). With joint life income, you can also choose to have survivor income remain level or reduced to match anticipated lower expenses.

Protect your beneficiaries after income begins.

For any lifetime annuitization option you choose, your annuity also has options that can help add protection for your loved ones if you should die early.

Life with Cash Refund Payments are guaranteed for life. At death, if the total of all payments made is less than the contract value applied, the difference is paid in a lump sum to your beneficiary.	Life with Guarantee Period Payments last for life, and if you die before the end of the guarantee period, your beneficiary receives payments until the period ends.

[1]	Certain payment options may not be available in all states.

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Commonly asked questions.

How can I purchase the MEMBERS Zone Annuity?
Your annuity can be established as a traditional IRA, Roth IRA, SEP IRA, beneficiary IRA, deferred compensation plan or through an investment of after-tax dollars (non-qualified). State variations may apply.

What is the maximum issue age?
The owner and annuitant may be up to age 85 on their last birthday at the time of purchase.

What is the minimum investment?
The MEMBERS Zone Annuity requires a payment of $5,000 to issue the contract.

Is there a maximum?
Without prior company approval, the maximum purchase payment is $999,999.

Is there a limit to the percentages I can allocate to the Growth or Secure Accounts?
You can allocate any percentage between 0% and 100% to either account, in 1% increments.

How often can I change the allocation between accounts?
A change to your account allocation can be requested at any time, and the change will be effective on the following contract anniversary.

Am I participating in the stock market?
The S&P 500 Index acts as a performance benchmark only. While your money is not invested directly in the stock market, you benefit when the index rises, up to the top limit of your risk/reward zone. And when the index drops, your dollars can face losses, but are protected by the bottom limit of your zone.

When are death benefits paid?
This is considered an owner-driven annuity. That means any death benefits are paid out in the event of the owner’s death.

Are there any annual contract fees?
No. There are no contract, administrative or up-front fees on the MEMBERS Zone Annuity. Your payment goes to work immediately.

Ask your representative to show you how the MEMBERS Zone Annuity can help you pursue your goals confidently, with potential and protection.

CONFIDENCE, WITH POTENTIAL AND PROTECTION 11

MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, IA 50677
www.members.cunamutual.com

Annuities are long-term insurance products designed for retirement purposes. Many annuities, including the MEMBERS Zone Annuity, offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) guaranteed death benefit options. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered.

Withdrawals during the index period may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty.

If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by CMFG Life Insurance Company, the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jo nes Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. The MEMBERS Zone Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index.

MEMBERS Insurance & Investments is the marketing name for products offered by MEMBERS Life and other leading carriers. Insurance and annuity products are issued by MEMBERS Life, 2000 Heritage Way, Waverly, IA 50677. Registered annuity products are underwritten and distributed by CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by the financial institution.

All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers.	©CUNA MUTUAL GROUP
BASE POLICY FORM 2012-SPDMGIA
10003559	REV 0713